VIA ELECTRONIC TRANSMISSION

Linda Cvrkel

Branch Chief – Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Fax: +1-202-772-9202

August 14, 2008

Re:	Daimler AG
Form 20-F for the year ended December 31, 2007
Filed February 27, 2008
File No. 001-14561

Dear Ms. Cvrkel:

We have received the comment letter dated July 31, 2008, with respect to our 2007 Annual Report on Form 20-F and our 2008 Q1 Report on Form 6-K, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Attached are our responses to the Staff’s comments.

Pursuant to the Staff’s request, Daimler acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call Robert Köthner at +49-711-17-92543. In the event of a written response, please use the following fax number: +49-711-17-94116.

Sincerely,

Daimler AG

/s/ Bodo Uebber	/s/ ppa. Robert Köthner
Bodo Uebber Member of the Board of Management Finance & Controlling/Financial Services	Robert Köthner Vice President Chief Accounting Officer

MEMORANDUM

August 14, 2008

TO:	Ms. Linda Cvrkel
Securities and Exchange Commission

FROM:	Daimler AG

Re:	Daimler AG
Form 20-F for the year ended December 31, 2007
Filed February 27, 2008
File No. 001-14561

We are responding to the Staff’s comment letter, dated July 31, 2008, with respect to our 2007 Annual Report on Form 20-F and our 2008 Q1 Report on Form 6-K. Following are our responses to the Staff’s comments, which we have restated for your convenience.

Annual Report on Form 20-F for the year ended December 31, 2007

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 1. Summary of Significant Accounting Policies, page F-10

Basis of Presentation, page F-10

Other financial income (expense), net, page F-14

1.               We note your disclosure that the company recognizes gains and losses resulting from a decrease in ownership percentage upon the sale of stock by a group subsidiary. It appears under IAS 27 that this accounting treatment is only applicable when control of the subsidiary is lost, otherwise, such transactions should be reported in equity. Please tell us and revise future filings to clarify your accounting policy to include situations where the group continues to maintain control of the subsidiary.

Response:

IFRS, notably IAS 27 (2003), does not discuss the presentation of dilution gains and losses, or gains and losses on sale, when control does not cease.  We have elected an accounting policy to recognize all gains and losses in income. IAS 27 was revised in 2008 and includes an amendment that changes in ownership interests in subsidiaries that do not result in a loss of control will be accounted for as equity transaction upon adoption of IAS 27 (revised). The discussions of the 2005 exposure draft of the IASB project on business combinations and consolidation procedures highlight that our accounting policy was applied in practice and IAS 27 (revised 2008) BC 41 et seq. present the 2008 amendment as a change. On that basis, our accounting policy complies with IFRS applicable for the periods included in our 2007 Form 20-F. Upon adoption of IAS 27 (revised 2008), which we will have to adopt as of January 1, 2010 at the latest, we will recognize changes in ownership interest in a subsidiary that do not result in a loss of control in equity for any decrease in ownership occurring after the date of adoption, as required by IAS 27.45(b).

Note 2. Significant Acquisitions and Dispositions of Interests in Companies and Other Disposals of Assets and Liabilities, page F-20

Dispositions, page F-20

MFTBC, page F-22

2.               We note during 2007 MFTBC sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion and as a result of such transaction, you derecognized assets with a carrying value of €865 million; recorded debt of €110 million; and recognized a gain €78 million. In this regard, please tell us and revise future filings to explain in greater detail the nature and terms of the transaction and how the debt element was considered in determining the appropriate accounting treatment of the sale and leaseback arrangement (i.e. operation lease). As part of your response, please provide us with the accounting guidance you relied upon in determining your accounting treatment and tell us how the gain was calculated or determined. We may have further comment upon receipt of your response.

Response:

In response to your comment, we will revise our disclosure in future filings as follows:

“MFTBC. In 2007, Mitsubishi Fuso Truck and Bus Corporation (MFTBC) sold a number of real estate properties to Nippon Industrial TMK for approximately €1 billion in cash. At the same time, MFTBC entered into a leaseback arrangement for each of the properties sold with non-cancelable lease periods of fifteen years. At the end of the non-cancelable lease terms, there are renewal options for up to fifteen years. As a result of this transaction, MFTBC derecognized assets with a carrying amount of €865 million. After considering the costs of the transaction, Daimler recorded a gain of €78 million before income taxes on assets sold and leased back under the terms of an operating lease. In addition we recorded assets sold and leased back under the terms of finance leases with a corresponding amount of debt of €110 million and deferred the recognition of the excess of the purchase price over the carrying amount of the assets sold of €46 million which will be recognized over the lease term. The gain recorded is included in “Operating income (expense)”, net, in the 2007 consolidated statement of income and was allocated to the Daimler Trucks segment.”

Daimler did not account for the real estate properties as investment properties in accordance with IAS 40. IAS 16 requires that a gain or loss from the disposal of an item of property, plant and equipment be taken on disposal when the item is derecognized, unless IAS 17 requires otherwise. We believe that IAS 17 provides most of the critical accounting guidance addressed in your question.

The leases do not provide for a transfer of title to MFTBC at the end of their term and, accordingly, IAS 17.15 requires land and buildings to be considered separately for lease classification. The parties to the transaction engaged an independent appraiser that determined the fair value of each property and also the fair market rent for each of the properties. The relative fair values of each item and an allocation of the rent could be reliably determined and lease classification was performed for each item, as required by IAS 17.

On that basis, land which has an indefinite useful life is classified as an operating lease, buildings and equipment items are classified in accordance with IAS 17.10 et seq. as either subject to operating lease or finance lease. We recognized the excess of the sales proceeds over the carrying amount of the assets sold for items classified as operating leases immediately as gain, as required by IAS 17.61. We deferred the excess of the sales proceeds over the carrying amount of the assets sold for buildings and equipment items classified as finance leases and will amortize that excess over the lease term, as required by IAS 17.59. The items leased back under finance leases and the related debts were initially recorded at an amount equal to the present value of the minimum lease payments.

Note 8. Income Taxes, page F-26

3.               Your last sentence in this footnote indicates that the company believes it has recorded adequate provisions with respect to income taxes that may be owed. In this regard, we note from page 57 that your tax treatment of certain leveraged leases is being challenged by the IRS and the resolution of this matter will have a significant impact on your cash flows. Please tell us, and revise future filings to disclose the amounts of income tax proposed by the IRS, the status of negotiations, amounts you have accrued related to this matter and if no amounts have been accrued, please tell us why you believe no provision is required given that you believe the amounts are material. Please refer to IAS 37 and provide all disclosures required by paragraphs 84 through 92 in future filings as applicable.

Response:

We respectfully advise the staff that accounting for income taxes and related disclosures are scoped out from IAS 37 (IAS
37.5(b)) and relevant guidance can be found in IAS 12. Our accounting policies disclose the fact that income taxes include adjustments for uncertain tax issues as well as interest and penalties (see page F-14).

If the IRS prevailed in challenging certain deductions taken by Daimler in connection with leveraged lease transactions, the difference would be temporary. Accordingly, the income statement effect is limited to interest in those periods in which our U.S. subsidiaries would have paid taxes on a consolidated tax return basis, as the tax portion is offset by related deferred tax amounts. In accordance with the requirements of IAS 12, we have provided our best estimate of the tax expense and accrued a liability for the tax and interest we would have to pay if the IRS prevailed to the extent that we believed that it is not more likely than not that our position will be sustained.

We have accrued a liability for our exposure to pay tax and interest on deductions for leveraged leases in accordance with applicable IFRS and provided all disclosures with respect to income taxes required by IAS 12.79 et seq. In that context, we have determined that additional disclosures are not required by IFRS. We are not aware of any other disclosure requirements that are applicable in this case under IFRS and therefore, we do not intend to extend our disclosures in the notes to our consolidated financial statements in future filings.

Note 12. Investments Accounted For Using the Equity Method, page F-37

EADS, page F-37

4.               Reference is made to your disclosures on page F-38 regarding the issuance of equity interests to investors during March 2007. We note that the newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS, and that the transaction did not reduce Daimler’s equity interest in EADS. We also note that as a result of this transaction, the Group’s minority interest increased by €1,074 million. In this regard, please clarify for us and in the notes to the financial statements in future filings why the Group’s minority interest increased when the equity interests are redeemable into 7.5% interest in EADS or into cash equal to the then fair value of the interest in EADS, and how the increase in minority interest was determined or calculated.

Response:

For future filings we will amend our disclosure as follows:

“On March 13, 2007, a subsidiary of Daimler that holds the 22.5% equity interest in EADS issued equity interests to a group of investors in exchange for €1,554 million in cash, resulting in a gain of €704 million before income taxes in 2007. The newly issued equity interest can be redeemed by Daimler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. This transaction did not reduce Daimler’s equity interest in EADS on which the Group bases its at-equity accounting. As a result of this transaction the Group reports a minority interest representing the investor’s ownership in the consolidated subsidiary that issued the equity interest. The amount reported as minority interest reflects the investor’s 33% share in the net assets of this subsidiary.”

For the additional benefit of the staff, we would like to clarify that the presentation of the investors’ interest in our subsidiary within “Minority interest”, a component of equity, is based on a detailed analysis of IAS 32. The equity interest issued to the group of investors meets the criteria of IAS 32.16 and has to be classified as equity and not as financial liability. Based on the contractual provisions of the instrument issued to the group of investors, Daimler does not have a contractual obligation to deliver cash or any other financial asset to the investors. We also determined that the equity interests do not represent derivative instruments in their entirety, but include an embedded derivative as a result of our option to call equity interests in our subsidiary for EADS shares or cash of an amount equal to the fair value of EADS shares. Under IAS 39.10 et seq., an embedded derivative is bifurcated and measured at fair value with subsequent changes in income. However, due to the redemption feature in the equity interest, the fair value of our call option was insignificant when the equity instrument was issued and as of December 31, 2007. Accordingly, we have not recorded any asset representing our embedded call option.

Chrysler, page F-38

5.               We note from your disclosures in the notes to the consolidated financial statements and also contained elsewhere in your Form 20-F that you transferred an 80.1% controlling interest in Chrysler to a subsidiary of Cerberus on August 3, 2007 and as a result, you present Chrysler activities for the period from January 1, 2007 through the date of the transaction and for all other prior periods in the statements of operations as discontinued operations. We also note that beginning August 4, 2007 you account for the remaining non-controlling interest in Chrysler using the equity method of accounting and include your proportionate share in Vans, Buses, Other with a three-month time lag. Given the three-month time lag, please tell us whether the fiscal 2007 results of Chrysler reported within your statements of operations as either discontinued operations or as profit (loss) from companies accounted for using the equity method represent a period of less than a 12 months. If so, please explain why you believe your accounting treatment is appropriate and provide us with the guidance that you relied upon as the basis for your conclusions. We may have further comment upon receipt of your response.

Response:

Daimler accounts for the investment in Chrysler Holding LLC using the equity method of accounting on a three-month time lag starting on August 4, 2007. Chrysler Holding LLC is not a public company, its bookkeeping is primarily based on U.S. GAAP, it does not prepare interim financial statements for public disclosure and does not prepare financial information timely for us to account for our investment without delay. Therefore, Daimler provides an estimate of its equity in the results of Chrysler Holding LLC using the most recent Chrysler financial information available. Accounting for an equity method investee on a delay of up to three months is in compliance with IFRS, notably IAS 28.24.

In addition, IAS 28.25, requires Daimler to adjust its estimate of equity in the results of Chrysler Holding LLC for effects of significant transactions or events that occurred between the date for which the most recent financial statements of an investee are available (September 30, 2007) and the date of our financial statements (December 31, 2007).

Accordingly, our 2007 consolidated financial statements include (i) consolidated Chrysler activities through August 3, 2007, (ii) an estimate for the period from August 4 to September 30, 2007 based on financial information provided for that period and (iii) our estimate of significant transactions and events at Chrysler Holding LLC for the period through December 31, 2007. Such estimate in (iii) includes restructuring measures and pension-related issues concerning a new collective bargaining agreement at Chrysler with a total negative Daimler impact of $322 million and reflects our best estimate of our proportionate share in Chrysler’s results through December 31, 2007, based on information available as of February 27, 2008.

As a general observation, we note that IFRS do not include any detailed guidance or requirements how the accounting for an investee on a time lag should be performed beyond the guidance referred to above and believe that our accounting for the investment in Chrysler therefore complies with IFRS.

Note 27. Legal Proceedings, page F-61

6.     We note several legal proceedings and related provisions and possible contingent liabilities on pages 79 through 83 that are not disclosed in your notes to your financial statements. Please refer to paragraphs 84 through 92 of IAS 37 regarding the disclosure of provisions and contingent liabilities and revise future filings to include these legal proceedings in your financial statements. Your revised disclosures should clearly indicate any amounts recorded as provisions in your financial statements and those determined to be contingent liabilities. If an estimate cannot be made of amounts that may be owed, please disclose this fact or if possible, disclose a range of possible amounts. Please provide us with your proposed disclosures in your response.

Response:

As a general observation, we note that IAS 37.84 et seq. address disclosure requirements for provisions, contingent liabilities and contingent assets in financial statements prepared in accordance with IFRS while Item 8 of Form 20-F establishes requirements for information to be provided in an annual report on Form 20-F. We believe that disclosures in the notes to consolidated financial statements of amounts recorded as provisions and matters determined to be contingent liabilities are only required if the estimated effects are material to the financial position or profitability of the Company or necessary for the financial statements not to be misleading. We also note that we do not limit our disclosure of legal proceedings in Item 8 of Form 20-F to those proceedings that meet the quantitative and qualitative criteria we use in determining whether disclosure in our financial statements is necessary.

As requested, in future filings, we will continue to provide the disclosures required by IAS 37.84 et seq. in the format presented in note 22 “Provisions for Other Risks” to our 2007 Consolidated Financial Statements. We will present the aggregate amounts of the items specified in IAS 37.84 for provisions for legal proceedings, as a separate class, if such amounts are material to the Company’s financial position or profitability or necessary for our financial statements not to be misleading.

In addition, we will continue to provide disclosure required by IAS 37.86 in our consolidated financial statements with respect to material contingent liabilities for which the possibility of an outflow is other than remote, unless disclosure is not required under IAS 37.92. If disclosure of the information is not practicable, for example, because an estimate cannot be made, we will disclose that fact, as required by IAS 37.91. We intend to disclose such contingent liabilities in a format similar to the one used in note 27 to our 2007 Consolidated Financial Statements, but are not in a position to provide year end disclosure as of a future date in this letter.

In contrast, we intend to continue to provide disclosure about legal proceedings in Item 8 of our Annual Report on Form 20-F even though they may not meet the threshold criteria we use for disclosure in our consolidated financial statements.

Note 31. Segment Reporting, page F-79

7.               Please revise future filings to include disclosures regarding the extent of the Company’s reliance on major customers as outlined in paragraph 34 of IFRS 8, if applicable.

Response:

We will provide the disclosures required by IFRS 8.34 in future filings, if applicable.

Form 6-K filed April 29, 2008

Note 11. Related party relationships, page 24

8.               Please tell us, and revise future filings to clarify your accounting treatment with regard to your 50.1% interest in Automotive Fuel Cell Corporation. As part of your response, please tell us whether you consolidate the entity under IAS 27 and if not, please explain why. Your revised disclosure and response should discuss in detail the extent Daimler AG controls the entity.

Response:

“Automotive Fuel Cell Cooperation Corporation” (AFCC) was formed to develop fuel cells for automotive applications by its shareholders Daimler and Ford; Ford is contractually committed to acquire the 19.9% interest currently held by Ballard at a fixed price plus interest no later than five years after the formation of AFCC. Ford will then own a 49.9% in AFCC.

We do not control AFCC as a result of significant veto and approval rights held by Ford under the terms of our shareholder agreement. We have agreed to cooperate with Ford and the scope of our prospective cooperation has been determined. Based on an agreed “technology roadmap”, technical targets have been defined. In addition a five-year-business plan is in the process of negotiation between Daimler and Ford. Modifications of roadmap and business plan, which are probable to occur in a development cooperation involving innovative technologies such as fuel cells over a long period of time, are subject to unanimous approval by Daimler and Ford.

As a result of these agreements which govern AFCC’s sole business purpose and the significance of the rights of our partner Ford, our investment in AFCC fails to meet the definition of a subsidiary in IAS 27. However, AFCC is jointly controlled by Ford and Daimler and therefore we account for our interest in AFCC under the equity method of accounting according to IAS 31.38.

We will extend our disclosures to clarify why we do not control AFCC in future filings, as follows:

“During the first quarter of 2008, the transaction under which Daimler, Ford Motor Corporation (“Ford”) and Ballard Power Systems, Inc. (“Ballard”) reorganized their automotive fuel cell activities was closed. As a result of this transaction, Ballard repurchased all of its shares held by Daimler or Ford and the representatives of Daimler and Ford resigned from Ballard’s board of directors. As consideration, Daimler received a 50.1% interest in Automotive Fuel Cell Cooperation Corporation (“AFCC”), a newly formed company that comprises Ballard’s automotive fuel cell business. Furthermore the Group received rights and know-how related to fuel cell technology and cash of €24 million; Ford and Ballard hold the remaining interest in AFCC. Daimler realized a gain before income taxes of €30 million from the sale of its interest in Ballard, which is included in “share of profit (loss) from companies accounted for using the equity method, net,” in the consolidated statements of income for the nine months ended September 30, 2008. As Daimler and Ford jointly manage the operations of AFCC, Daimler accounts for its investment in AFCC using the equity method.”